Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Avon Products, Inc.

Commission File No.: 1-4881

Commission File No. for Registration Statement on Form F-4

filed by Natura &Co Holding S.A.: 333-233910

The following documents were filed by Natura &Co Holding S.A. under Form 6-K on November 6, 2019. Natura &Co Holding S.A. is refiling such documents pursuant to Rule 425 under the Securities Act of 1933:

ITEM
1.

Material Fact, filed with the Brazilian Securities Commission on November 6, 2019, regarding the approval by the Brazilian Administrative Council for Economic Defense – CADE of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura and Avon has mailed the joint proxy statement/prospectus to shareholders of Avon on October 4, 2019. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, are available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can be obtained, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can also be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.

ITEM 1

Material Fact, filed with the Brazilian Securities Commission on November 6, 2019, regarding the approval by the Brazilian Administrative Council for Economic Defense – CADE of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/ME n° 71.673.990/0001-77	CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

FATO RELEVANTE

Aquisição da Avon e Reestruturação Societária

Aprovação do Conselho Administrativo de Defesa Econômica (CADE)

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co” e, em conjunto com Natura Cosméticos simplesmente “Companhias”), nos termos da Lei das Sociedades por Ações (Lei 6.404/1976), da Instrução n° 358/2002 da Comissão de Valores Mobiliários (“CVM”) e da Instrução CVM nº 565/2015, informam a seus acionistas e ao mercado em geral que receberam a aprovação, sem restrições, do Conselho Administrativo de Defesa Econômica – CADE em relação ao Ato de Concentração nº 08700.004028/2019-59, como parte da reestruturação societária e aquisição da Avon Products, Inc., divulgados pela Natura Cosméticos em Fatos Relevantes datados de 22 de maio de 2019 e 11 de outubro de 2019 (“Transação”). A decisão deverá ser publicada em 7 de novembro de 2019, no Diário Oficial da União. A decisão não será final até que seja publicada no Diário Oficial da União, e decorrido o prazo de 15 dias a contar de tal publicação, para eventuais recursos, nos termos da legislação aplicável.

Conforme anteriormente divulgado, a consumação da Transação permanece também sujeita ao cumprimento de outras condições precedentes, incluindo a aprovação por autoridades de defesa da concorrência nas demais jurisdições aplicáveis.

As Companhias manterão seus acionistas e o mercado informados a respeito da consumação das demais condições precedentes e fatos subsequentes relacionados à Transação na forma da lei e da regulamentação da CVM.

São Paulo, 6 de novembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring

Approval by the Brazilian Administrative Council for Economic Defense  (Conselho Administrativo de Defesa Econômica - CADE)

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, together with, Natura Cosméticos, the “Companies”), in compliance with the provisions of Brazilian Corporation Law (Law No. 6,404/1976) and with the provisions of Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and CVM Ruling No. 565/2015, announce to their shareholders and the market in general that they received approval without restrictions by the Administrative Council for Economic Defense - CADE under the Concentration Act No. 08700.004028 / 2019-59 of the corporate restructuring and acquisition of Avon Products, Inc., disclosed by Natura Cosméticos’ Material Facts on May 22, 2019 and October 11, 2019 (“Transaction”). The decision will likely be published on November 7th, 2019, in the Federal Official Gazette. The decision will not be final until it is published in the Federal Official Gazette and the 15 day standstill period commencing upon such publication has expired under applicable law.

As previously disclosed, the consummation of the Transaction remains subject to the fulfillment of other conditions precedent, including antitrust approval in other applicable jurisdictions.

The Companies will keep their shareholders and the market in general updated on the fulfillment of remaining conditions precedent and subsequent facts related to the Transaction in compliance with applicable law and CVM regulation.

São Paulo, November 6th, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer